SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

American HomePatient, Inc.
(Name of Subject Company (Issuer))
Common Stock, par value $0.01 per share
(Title of Class of Securities Underlying Common Stock)
942683103
(CUSIP Number of Class of Securities)

Stephen L. Clanton
Chief Financial Officer and Executive Vice President
American HomePatient, Inc.
5200 Maryland Way
Brentwod, TN 37027
Telephone: (615) 221-8884
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee (1)

N/A	N/A

(1)	Pursuant to General Instruction D to Schedule TO, a filing fee is not required in connection with this filing because it relates solely to preliminary communications made before the commencement of a tender offer.
☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A Form or Registration No.: N/A Filing Party: N/A Date Filed: N/A

☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☑	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

     Attached are certain written communications to the Issuer’s employees and key business contacts that reference a tender offer planned by the Issuer. This communication is not an offer to participate in the tender offer. When and if the tender offer is commenced, a tender offer statement and additional materials will be made available. IN THAT EVENT, STOCKHOLDERS ARE URGED TO READ THE TENDER OFFER STATEMENT AND RELATED MATERIALS BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and stockholder will be able to obtain these materials free of charge on the SEC’s website, www.sec.gov, and will receive information at an appropriate time on how to obtain transaction-related documents for free from American HomePatient Inc. Such documents are not currently available and their availability is subject to the determination to commence the tender offer.
Item 12. Exhibits.

Exhibit Number	Description
99.1	Email to Employees, dated April 28, 2010.
99.2	Talking Points for Meetings with Employees, dated April 28, 2010.
99.3	Letter to Key Business Contacts, dated April 28, 2010.